COVER LETTER

TO: Amendment Section
Division of Corporations

NAME OF CORPORATION: American Stories Entertainment Inc

DOCUMENT NUMBER: P20000098251

The enclosed *Articles of Amendment* and fee are submitted for filing.

Please return all correspondence concerning this matter to the following:

Jacob Heskett
_____
Name of Contact Person

Heskett & Heskett
_____
Firm/ Company

2401 Nowata Pl. Suite A
_____
Address

Bartlesville, OK 74006
_____
City/ State and Zip Code

jacob@hesklaw.com
_____
E-mail address: (to be used for future annual report notification)

For further information concerning this matter, please call:

Jacob Heskett   at (918) 336-1773
_____   _____
Name of Contact Person   Area Code & Daytime Telephone Number

Enclosed is a check for the following amount made payable to the Florida Department of State:

☒ $35 Filing Fee   ☐ $43.75 Filing Fee &   ☐ $43.75 Filing Fee &   ☐ $52.50 Filing Fee
                          Certificate of Status   Certified Copy   Certificate of Status
                                                         (Additional copy is   Certified Copy
                                                         enclosed)   (Additional Copy
                                                                                       is enclosed)

Mailing Address   **Street Address**
Amendment Section   Amendment Section
Division of Corporations   Division of Corporations
P.O. Box 6327   The Centre of Tallahassee
Tallahassee, FL 32314   2415 N. Monroe Street, Suite 810
                                       Tallahassee, FL 32303

Articles of Amendment
to
Articles of Incorporation
of

American Stories Entertainment Inc.
_____
(Name of Corporation as currently filed with the Florida Dept. of State)

P20000098251
_____
(Document Number of Corporation (if known)

Pursuant to the provisions of section 607.1006, Florida Statutes, this *Florida Profit Corporation* adopts the following amendment(s) to its Articles of Incorporation:

A. If amending name, enter the new name of the corporation:

_____*The new*
name must be distinguishable and contain the word "corporation," "company," or "incorporated" or the abbreviation "Corp.,"
"Inc.," or Co." or the designation "Corp," "Inc," or "Co". A professional corporation name must contain the word
"chartered," "professional association," or the abbreviation "P.A."

B. Enter new principal office address, if applicable:
(Principal office address *MUST BE A STREET ADDRESS*)

C. Enter new mailing address, if applicable:
(Mailing address *MAY BE A POST OFFICE BOX*)

D. If amending the registered agent and/or registered office address in Florida, enter the name of the new registered agent and/or the new registered office address:

Name of New Registered Agent _____

_____
(Florida street address)

New Registered Office Address: _____, Florida_____
                                              (City)   *(Zip Code)*

New Registered Agent's Signature, if changing Registered Agent:
I hereby accept the appointment as registered agent. I am familiar with and accept the obligations of the position.

_____
Signature of New Registered Agent, if changing

Check if applicable
☐ The amendment(s) is/are being filed pursuant to s. 607.0120 (11) (c), F.S.

If amending the Officers and/or Directors, enter the title and name of each officer/director being removed and title, name, and address of each Officer and/or Director being added:
(Attach additional sheets, if necessary)

Please note the officer/director title by the first letter of the office title:
P = President; V= Vice President; T= Treasurer; S= Secretary; D= Director; TR= Trustee; C = Chairman or Clerk; CEO = Chief Executive Officer; CFO = Chief Financial Officer. If an officer/director holds more than one title, list the first letter of each office held. President, Treasurer, Director would be PTD.

Changes should be noted in the following manner. Currently John Doe is listed as the PST and Mike Jones is listed as the V. There is a change, Mike Jones leaves the corporation, Sally Smith is named the V and S. These should be noted as John Doe, PT as a Change, Mike Jones, V as Remove, and Sally Smith, SV as an Add.

Example:

X Change	PT	John Doe
X Remove	V	Mike Jones
X Add	SV	Sally Smith

Type of Action (Check One)	Title	Name	Address
1) ___ Change	_____	_____	_____
___ Add			_____
___ Remove			_____
2) ___ Change	_____	_____	_____
___ Add			_____
___ Remove			_____
3) ___ Change	_____	_____	_____
___ Add			_____
___ Remove			_____
4) ___ Change	_____	_____	_____
___ Add			_____
___ Remove			_____
5) ___ Change	_____	_____	_____
___ Add			_____
___ Remove			_____
6) ___ Change	_____	_____	_____
___ Add			_____
___ Remove			_____

E. If amending or adding additional Articles, enter change(s) here:
(Attach *additional sheets, if necessary*).   *(Be specific)*

(1)Amendment to Articles attached as Exhibit "A"

_____

_____

(2)Certificate of Designation attached as Exhibit "B"
_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

_____

F. If an amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself:
(If not applicable, indicate N/A)

_____

_____

_____

_____

_____

_____

_____

_____

The date of each amendment(s) adoption: _____, if other than the date this document was signed.

Effective date **If applicable:** _____
                    (no more than 90 days after amendment file date)

Note: If the date inserted in this block does not meet the applicable statutory filing requirements, this date will not be listed as the document's effective date on the Department of State's records.

Adoption of Amendment(s)   **(CHECK ONE)**

☐ The amendment(s) was/were adopted by the incorporators, or board of directors without shareholder action and shareholder action was not required.

☒ The amendment(s) was/were adopted by the shareholders. The number of votes cast for the amendment(s) by the shareholders was/were sufficient for approval.

☐ The amendment(s) was/were approved by the shareholders through voting groups. *The following statement must be separately provided for each voting group entitled to vote separately on the amendment(s):*

"The number of votes cast for the amendment(s) was/were sufficient for approval

by   2000 (100%) _____"
                    (voting group)

Dated   22 July 2022

Signature _____
         (By a director, president or other officer – if directors or officers have not been selected, by an incorporator – if in the hands of a receiver, trustee, or other court appointed fiduciary by that fiduciary)

Robert Cefail
_____
         (Typed or printed name of person signing)

President
_____
         (Title of person signing)

Article IV of the Articles of Incorporation shall be amended to state:

SIX

The Corporation shall have the authority to issue Seventy-~~Four~~ Million (76,000,000) shares of stock, of which Sixty Four Million (64,000,000) shares are designated as Common Stock, 2000 of which shall be voting common shares and the remaining common shares shall be non-voting common shares. Twelve Million (12,000,000) shares are designated as Preferred Stock, having a par value $.0001 per share.

The corporation exercises its right, pursuant to Section 607.0902(5) of the Florida Business Corporation Act, or any successor thereto, to avoid the provisions pertaining to control-share acquisitions contained in Section 607.0902 of the Florida Business Corporation Act, or any successor thereto.